





Q2&3 UPDATE 2017

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 3, 2017
Relating to Prospectus dated September 22, 2017
Registration Statement No. 333-218952

MEMBER FDIC
Equal Housing Lender

Los Alamos National Bank
1200 Trinity Drive
Los Alamos, NM 87544
1001
Pay to the order of: United Way
$25,000.00
Twenty five thousand dollars
DOLLARS
LANB
Memo:

LANB contributes $25,000 to United Way of Northern New Mexico.

LANB hosts private event with Chef Fernando Olea of Sazón and donates to Cooking with Kids.

Welcome!

LANB's Ribbon Cutting Ceremony for the new Albuquerque branch was a huge success.

Dear Fellow Shareholders,

I enjoyed the opportunity to meet with many of you at our last shareholder meeting held in June. It was both a productive and emotional meeting. The sudden loss of Jerry Kindsfather to illness was a shock to us all. The Board and management team appreciated the chance to pay tribute to Mr. Kindsfather for his decades of service to the company and acknowledge his lasting impact on the organization.

At the shareholder meeting, I introduced you to our new Chairman of the Board, Jim Goodwin, whose extensive business and leadership experience will help guide the company forward. In addition, our Chief Financial Officer, Tom Dolan, set forth a comprehensive strategic plan for future growth. The plan embraces a superior credit culture, establishes effective cost controls and efficiencies, improves the budgeting and strategic planning process, creates and distributes internal management reporting to help our managers make more informed decisions, enhances the planning and analysis around making investment decisions and emphasizes protecting earnings per share and the Company's tangible book value.

Over the past few months our management team has taken an in-depth look at our strategic business channels and evaluated cost efficiencies. The review has identified several areas for improvement. As stewards of your capital, we are taking the necessary steps to align our operations with our strategic goals that include profitability and growth.

Since our shareholder meeting, we have accomplished two points of substantial interest to our shareholders:
1.) our voting common stock is trading on the OTCQX market with the ticker symbol, "TRIN"; and,
2.) we have launched our rights offering to shareholders of record as of September 22, 2017.

OTCQX provides an efficient, transparent and cost-effective alternative to a U.S. stock exchange listing for financial institutions and offers a user-friendly trading experience. The goal of transitioning to the OTCQX market is to make our shares more widely accessible to our shareholders, as well as increase the liquidity of our common stock. In connection with our listing on the OTCQX, our common stock is also DTC eligible, which means that your shares may now be transferred into your brokerage account. For information on how to move your stock from its book entry with Continental Stock Transfer and Trust Company, our transfer agent, to brokerage accounts, please contact Investment Administrative Assistant, Abby Greco at (505) 663-3970.

The rights offering allows shareholders the opportunity to purchase 1.000 new share of voting common stock for every 4.1747 shares owned as of the record date, September 22, 2017 at the offering price of $4.75 per share of voting common stock. The rights offering will expire on November 3, 2017 unless extended to no later than November 10, 2017. Your offering materials were mailed to you on or about September 25, 2017. If you have questions or need assistance with respect to the rights offering, including questions about subscription procedures and requests for additional copies of the offering materials, please contact:

- Boenning & Scattergood, Inc. our financial advisor, at (866) 326-8186 or trinityinfo@boenninginc.com, Attn: Michael G. Marting;
- Continental, our subscription agent, at (917) 262-2378; or
- Trinity at (505) 662-5171, Attn: John S. Gulas, President and Chief Executive Officer, or Thomas Dolan, Chief Financial Officer.

In addition, various Town Hall meetings have been organized to address any questions you may have about the rights offering and its process. Senior management and representatives from Boenning & Scattergood will be on hand to walk you through the offering details at the following locations:

- Los Alamos, October 17th, 2017, Crossroads Bible Church, 4:30- 6:00 p.m.
- Santa Fe, October 18th, 2017, Santa Fe Community Foundation, 2:00-3:00 p.m.
- Albuquerque, October 18th, 2017, LANB, Red Cross Conference Room 9:00-10:00 a.m.

We look forward to discussing this opportunity with you.

Finally, in July, we celebrated the opening of our new, modern and highly visible branch in Albuquerque with a ribbon cutting ceremony. Various members of the Albuquerque business community, the Albuquerque Chamber of Commerce and the Hispano Chamber of Commerce joined us to mark the occasion. Our new location offers an excellent venue to service the increasing demand for commercial and residential loans in central New Mexico.

We believe we have a clear plan and the right management team in place to achieve our goals. Thank you for your continued support.

Sincerely,

John S. Gulas
President and CEO
Los Alamos National Bank

*The above text contains statements about future events that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by reference to a future period or periods or by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "will," "should," "plan," and other similar terms or expressions. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, and the receipt of required regulatory approvals. For more information about these factors, please see our reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), including our most recent Annual Report on Form 10-K on file with the SEC, including the section entitled "Risk Factors." Any forward-looking statements contained in this letter are made as of the date hereof, and we undertake no duty, and specifically disclaim any duty, to update or revise any such statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the rights offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a copy of the prospectus by contacting Boenning & Scattergood at (866) 326-8186 or trinityinfo@boenninginc.com or Continental at (917) 262-2378. This letter is not an offer to sell or a solicitation of an offer to purchase shares of Trinity voting common stock. Shares of Trinity voting common stock issuable pursuant to the rights offering are offered only by the prospectus, and only in such jurisdictions where offers and sales of such shares are lawful.